Fefer Petersen & Cie
Attorneys at Law

Telephone 4126 684-0500	Château de Barberêche	Facsimile 4126 684-0505
Houston Voicemail/Fax	Switzerland 1783 Barberêche	New York Voicemail/Fax
(281) 596-4545	E-mail jlp@ipo-law.com	(212) 401-4750

April 7, 2008

U.S. Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 100 F Street, N.E. Washington, DC 20549
Re:	Biofuels Power Corporation Amendment No. 2 to Form 10 Filed March 31, 2008 File No. 333-142921

Ladies and Gentlemen:

This office serves as special securities counsel for Biofuels Power Corporation (the “Company”). We are writing in response to your letter dated March 31, 2008, addressed to Fred O’Connor, the Company’s Chief Executive Officer, which provided additional staff comments on the Company’s Form 10 Registration Statement. In response to the additional comments, we are electronically transmitting herewith Amendment No. 3 to the Company’s Form 10 Registration Statement.

Each of our responses to the Staff’s comments is set forth below.  Where applicable, our responses indicate the additions, deletions or revisions we included in the Amendment.  For your convenience, our responses are prefaced by the comment in italicized text.  The references to page numbers in the responses to the comments correspond to the pages in the Amendment that we are filing today on behalf of the Company via EDGAR.

General

Comment 1.  We note that you have filed a Form 12b-25 notification of late filing for your Form 10-K for the fiscal year ended December 31, 2007. Please note that we may have additional comments after we review your Form 10-K.

Response  The Company understands that each filing it makes with the Commission is subject to review and comment. Since the current Form 10 registration statement and the planned Annual Report on Form 10-K are almost contemporaneous, it is anticipated that the only material disclosure differences between the two filings will be audited financial statements for the year ended December 31, 2007.

U.S. Securities and Exchange Commission
Division of Corporation Finance
April 7, 2008

Business, page 3

Comment 2.  We note the organization chart you provided on page 6 in response to comment 3 in our letter of March 18, 2008. However, the chart is illegible. Please modify the chart so that it clearly depicts your organizational structure and be sure to include the minority interests as previously requested.

Response  The organization chart on page 6 has been re-created in a different file format to increase legibility. It also discloses both the Company’s ownership interests and the minority limited partners’ interests in TBP-I and TBP-II.

Recent Sales of Unregistered Securities, page 36

Comment 3.  We note your revised disclosure on page 39 under “Issuance of Common Stock in Compensatory Transactions. Please tell us whether the shares of common stock were issued pursuant to a written compensatory benefit plan as defined in Rule 701(c) and whether the amount issued complied with Rule 701(d)(2).

Response  The shares were issued pursuant to written compensation contracts that described the terms of the grants as permitted by Rule 701(c). In conformity with the requirements of Rule 701(d)(2)(iii), the total number of grant shares represented less than 5% of the total number of common shares outstanding before the grants.

We trust that Amendment No. 3 and the responses set forth herein will resolve all remaining issues. Please do not hesitate to contact me at +(4126) 684-0500 if we can be of any further assistance in reviewing the above responses. If the staff concludes that additional comments are appropriate, we would be grateful if the comments could be faxed to our Houston fax number [281-596-4545] rather than our Swiss fax number.

Fefer Petersen & Cie

/s/ John L. Petersen

John L. Petersen, partner